Filed By TTM Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TTM Technologies, Inc.
Commission File No. 000-31285
[TTM TECHNOLOGIES, INC. EMPLOYEE Q&A]
Employee
BUSINESS COMBINATION OF
TTM TECHNOLOGIES, INC. AND MEADVILLE HOLDINGS PCB
KEY MESSAGES — Q&A
Key Messages
TTM’s proposed business combination with Meadville Group PCB will financially and competitively strengthen both companies by creating a one-stop global manufacturing solution that will provide the on-going revenue stream needed to support continued investment in the PCB industry. This will create significant advantages to TTM which will enable us to capture more work for all of our facilities.
Meadville is the right partner to enhance TTM’s PCB business. Meadville is a leading volume manufacturer of higher technology PCBs that will complement TTM’s product offering and customer mix. Meadville is well positioned for growth in Asia and has key relationships with customers in Asia, North America and Europe.
The combination of TTM and Meadville will create the leading PCB manufacturer in terms of product offering, financial strength and global service. The new company will have leading positions across diversified end markets that will include an impressive list of Tier-1 customers around the world.
Possible Q&A

1.	Q:	Who is Meadville?

	A:	Meadville is headquartered in Hong Kong and operates seven facilities in mainland China and one in Hong Kong. It is one of the leading PCB manufactures in China with 2008 revenue of US $669 million and over 12,000 employees. The company focuses on the production of higher technology commercial PCBs, flexible and rigid-flex circuits and chip carrier substrates. Major customers include well known global OEM and EMS customers from China, Japan, South Korea, North America and Europe. Leading end market applications include wireless and land line infrastructure, notebook and server computing products, cellular phones and other consumer hand held products.

More information on Meadville can be found on their website: www.meadvillegroup.com.

2.	Q:	Why is TTM doing this transaction?

	A:	The combination of TTM and Meadville will be a transformational event, creating one of the world’s leading PCB products and backplane assembly companies with state of the art production capabilities in both the North America and Asia/Pacific regions. In total, the combined scale, complementary product capabilities and market breadth of these two industry leaders will create significant competitive advantages for TTM which, in turn, will better position the company to support our customers’ evolving needs for cost effective printed circuit board and backplane assembly product solutions.

3.	Q:	Will you close our plant or layoff any employees as a result of this deal? Will there be any additional restructuring?

	A:	No facility closures are planned as part of this deal. As you all know, we have been through a difficult period of restructuring that was necessary to match our capacity with demand in North America. We believe that our U.S. operations are now appropriately sized for current and future demand. This business combination is complementary, increasing our competitiveness and allowing us to capture even more work for all of our facilities.

4.	Q:	When will the transaction take effect?

	A:	The transaction is subject to various regulatory and government approvals, and the approval of both companies’ shareholders. It is currently anticipated that the deal will close during the first quarter of 2010.

5.	Q:	What is the immediate effect on my day to day work responsibilities (job)?

	A:	There will be no affect to your job and the two companies will be required to operate independently until after the transaction is closed. Until then, we will continue to run the business as usual.

6.	Q:	Will there be any management changes? Who will lead the company?

	A:	The combined company will be led by TTM and will retain the management teams from both companies. It will be very important that our Asian factories continue to be managed by the same individuals that are currently in place. We believe that our “global presence, local knowledge strategy” will be key to future success. TTM’s corporate headquarters will remain in Santa Ana, California and the Asian PCB operations will be headquartered in Hong Kong led by the existing Meadville management team.

7.	Q:	How will you prevent migration of our business to Asia?

	A:	All future opportunities for the Asian factories will be reviewed and priced through a central business development center. Our sales force will not be allowed to independently take opportunities to Asia. While it is normal that some business will continue to migrate to Asia, much of the work we currently do belongs in the U.S. and will remain here. We also believe that this transaction will create new opportunities due to the one-stop solution we will soon be able to provide our customers.

8.	Q:	What are the terms of the sale?

	A:	As part of the transaction, TTM will acquire Meadville’s PCB business in exchange for an equity purchase price of approximately $521 million which will be payable in the form of cash and TTM common stock, plus the expected assumption of bank debt at closing. This implies a transaction enterprise value of approximately $936 million. The debt being assumed is in the form of a new fully committed bank facility with a syndicate of leading Asian banks.

Forward-Looking Statements
This communication contains forward-looking statements that relate to future events or performance. These statements reflect the company’s current expectations, and the company does not undertake to update or revise these forward-looking statements, even if experience or future changes make it clear that any projected results expressed or implied in this or other company statements will not be realized. Furthermore, readers are cautioned that these statements involve risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the forward-looking statements. These risks and uncertainties include, but are not limited to, risks associated with obtaining regulatory approvals in the U.S. and China, the company’s dependence upon the electronics industry, the risks associated with integrating acquisitions, the company’s dependence upon a small number of customers, general economic conditions and specific conditions in the markets the company addresses, the unpredictability of and potential fluctuation in future revenues and operating results, increased competition from low-cost foreign manufacturers, and other “Risk Factors” set forth from time to time in SEC filings made by the company.
Important Information Relating to the Proposed Transaction
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville Holdings Limited (“Meadville”) or TTM or a solicitation of any vote or approval. In connection with the proposed transactions described in this document, TTM will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov, and Meadville will publish certain relevant materials on the websites of the Securities and Futures Commission at www.sfc.hk and The Stock Exchange of Hong Kong at www.hkex.com.hk. TTM will file a Registration Statement on Form S-4 with the SEC that includes a proxy statement for the shareholders of TTM and a U.S. prospectus for Meadville and the shareholders of Meadville. TTM will mail the proxy statement/U.S. prospectus to its shareholders, and the U.S. prospectus to shareholders of Meadville or Meadville will include the U.S. prospectus in the circular to its shareholders. Before making any voting or investment decision, TTM’s and Meadville’s shareholders and investors are urged to read the circular and proxy statement/U.S. prospectus regarding such transactions when they become available because they will contain important information. The proxy statement/U.S. prospectus and other documents that will be filed by TTM with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, Attention: Investor Relations.
Participants in Solicitation
TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in this document. Information about the directors and executive officers of TTM is set out in TTM’s definitive proxy statement, which was filed with the SEC on March 26, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/U.S. prospectus which TTM will file with the SEC when it becomes available.